SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Datametrics Corporation
         --------------------------------------------------------------

                                (Name of issuer)

                     Common Stock, par value $0.01 per share
         --------------------------------------------------------------

                         (Title of Class of Securities)


                                   0002380851
                -------------------------------------------------
                                 (CUSIP Number)

                                   James Haber
                           609 Fifth Avenue, Suite 912
                            New York, New York 10017
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 27, 1996
     ---------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

            Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








                              (Page 1 of 21 Pages)

CUSIP No.  0002380851                                    Page 2 of 21 Pages




1.          Name of Reporting Person

                        James Haber

            S.S. or I.R.S. Identification No. of Above Person

                        ###-##-####

2.          Check the appropriate box if a member of a group

            a.          X
            b.

3.          SEC Use Only

4.          Source of Funds

                        WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)

6.          Citizenship or Place of Organization

                        U.S.

7.          Sole Voting Power

                        440,900

8.          Shared Voting Power

                        52,000

9.          Sole Dispositive Power

                        440,900

10.         Shared Dispositive Power

                        52,000

CUSIP No.  0002380851                                    Page 3 of 21 Pages




11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                        492,900

12.         Check  Box if the  Aggregate  Amount  in Row (11)  Excludes  Certain
            Shares*

                        X

13.         Percent of Class Represented by Amount in Row (11)

                        4.0%

14.         Type of Reporting Person*

                        IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0002380851                                    Page 4 of 21 Pages




1.          Name of Reporting Person

                        Richard J. Love

            S.S. or I.R.S. Identification No. of Above Person

                        ###-##-####

2.          Check the appropriate box if a member of a group

            a.          X
            b.

3.          SEC Use Only

4.          Source of Funds

                        WC, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)

6.          Citizenship or Place of Organization

                        U.S.

7.          Sole Voting Power

                        540,000

8.          Shared Voting Power

                        0

9.          Sole Dispositive Power

                        540,000

CUSIP No.  0002380851                                    Page 5 of 21 Pages




10.         Shared Dispositive Power

                        0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                        540,000

12.         Check  Box if the  Aggregate  Amount  in Row (11)  Excludes  Certain
            Shares*

                        X

13.         Percent of Class Represented by Amount in Row (11)

                        4.4%

14.         Type of Reporting Person*

                        IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0002380851                                    Page 6 of 21 Pages




1.          Name of Reporting Person

                        Douglas S. Friedenberg

            S.S. or I.R.S. Identification No. of Above Person

                        ###-##-####

2.          Check the appropriate box if a member of a group

            a.          X
            b.

3.          SEC Use Only

4.          Source of Funds

                        WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)

6.          Citizenship or Place of Organization

                        U.S.

7.          Sole Voting Power

                        294,442

8.          Shared Voting Power

                        0

9.          Sole Dispositive Power

                        294,442

CUSIP No.  0002380851                                    Page 7 of 21 Pages




10.         Shared Dispositive Power

                        0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                        294,442

12.         Check  Box if the  Aggregate  Amount  in Row (11)  Excludes  Certain
            Shares*

13.         Percent of Class Represented by Amount in Row (11)

                        2.4%

14.         Type of Reporting Person*

                        IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0002380851                                    Page 8 of 21 Pages




1.          Name of Reporting Person

                        Daniel P. Ginns

            S.S. or I.R.S. Identification No. of Above Person

                        ###-##-####

2.          Check the appropriate box if a member of a group

            a.          X
            b.

3.          SEC Use Only

4.          Source of Funds

                        Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(3)

6.          Citizenship or Place of Organization

                        U.S.

7.          Sole Voting Power

                        0

8.          Shared Voting Power

                        0

9.          Sole Dispositive Power

CUSIP No.  0002380851                                    Page 9 of 21 Pages




10.         Shared Dispositive Power

                        0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                        0

12.         Check  Box if the  Aggregate  Amount  in Row (11)  Excludes  Certain
            Shares*

13.         Percent of Class Represented by Amount in Row (11)

                        0%

14.         Type of Reporting Person*

                        IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0002380851                                    Page 10 of 21 Pages




                                  INTRODUCTION

            This statement on Schedule 13D (this "Schedule") is being filed as an amendment to the original Schedule 13D filed by James Haber ("Haber"), individually (the "Haber 13D"), and as the original filing on Schedule 13D for the Group (defined below), the members of which include Haber.

ITEM 1.     SECURITY AND ISSUER

            This Schedule relates to the common stock, par value $0.01 per share (the "Common Stock"), of Datametrics Corporation ("Datametrics"). The principal executive offices of Datametrics are located at 21135 Erwin Street, Woodland Hills, California 91367.

ITEM 2.     IDENTITY AND BACKGROUND

            This Schedule is filed on behalf of Haber, Richard J. Love ("Love"), Douglas S. Friedenberg ("Friedenberg") and Daniel P. Ginns ("Ginns"), who together constitute a group within the meaning of Rule 13d-1 (the "Group"). The information requested with respect to each of the members of the Group is as follows:

             1.   a.     James Haber
                  b.     609 Fifth Ave, Suite 912, New York, New York 10017
                  c.     The sole general partner of Infiniti Investment Fund,
                         L.P., an investment limited partnership.
                  d.     No
                  e.     No
                  f.     U.S.

             2.   a.     Richard J. Love
                  b.     804 Anacapa Street, Santa Barbara, California 93101
                  c.     The sole proprietor of RJL Capital Management, an
                         unregistered investment advisory company.
                  d.     No
                  e.     No
                  f.     U.S.

CUSIP No.  0002380851                                    Page 11 of 21 Pages




             3.   a.     Douglas S. Friedenberg
                  b.     1775 Broadway, Suite 1410, New York, New York 10019
                  c.     President of Firebird Management Corp., a financial
                         advisory firm.
                  d.     No
                  e.     No
                  f.     U.S.

             4.   a.     Daniel P. Ginns
                  b.     62 Hampton Road, Chatham, New Jersey 07928
                  c.     President of Belmont Capital, Inc., a financial and
                         management advisory firm.
                  d.     No
                  e.     No
                  f.     U.S.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information set forth in Item 3 of the Haber 13D remains unchanged, except that, as of the date hereof, Haber is the beneficial owner of 492,900 shares of Common Stock, which shares were purchased on the open market at an approximate aggregate cost of $3,674,000 and which shares represent 4.0% of the outstanding shares of Common Stock. Set forth below is the information required by this Item 3 for the other members of the Group.

            As of the date hereof, Love beneficially owns 540,000 shares of Common Stock (the "Love Shares"). The Love Shares are held in discretionary managed accounts, including accounts representing 250,000 shares of Common Stock held in Love's personal account, over which Love has investment discretion. The Love Shares were purchased in the open market at an approximate aggregate cost of $2,700,000. The funds for the purchase of the Love Shares held in the managed account over which Love has investment discretion came from the managed accounts' own funds and in the case of the Love Shares held in Love's personal account were purchased with Love's personal funds. No leverage was used to purchase the Love Shares.

            As of the date hereof, Friedenberg beneficially owns 294,442 shares of Common Stock (the "Friedenberg Shares"). The Friedenberg Shares are held by the managed accounts over which Friedenberg has investment discretion. The Friedenberg Shares were purchased in the open market at an approximate aggregate cost of $1,500,000. The funds for the purchase of the Friedenberg Shares held in the managed account, over which Friedenberg has investment discretion, came from the managed accounts' own funds. No leverage was used to purchase the Friedenberg Shares.

CUSIP No.  0002380851                                    Page 12 of 21 Pages




            As of the date hereof, Ginns does not beneficially own any shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION

            After study and analysis of the prospects for Datametrics' business, Haber, Love and Friedenberg acquired the shares of Common Stock referred to in
Item 5 in order to establish an equity interest in Datametrics.

            On September 27, 1996, members of the Group met with Mr. Sidney E. Wing ("Wing"), the Chief Executive Officer of Datametrics. At such meeting it was explained to Wing that the Group believes that a new Board of Directors, together with current management, would provide a fresh perspective as well as new financial and business resources which will inure greatly to the benefit of all stockholders of Datametrics. As part of this strategy to enhance stockholder value, members of the Group indicated that they sought Wing's continued support and participation in effecting a smooth transition by, among other things, (i) seeking the resignation of the current Board of Directors of Datametrics; (ii) electing new members to the Board of Directors of Datametrics who enjoy the support and confidence of the Group; and (iii) implementing new business initiatives.

            Copies of biographies of the four individuals who the Group would have elected to the Board of Directors of Datametrics were subsequently submitted to Wing by way of a letter dated October 4, 1996 (the "Belmont Letter") from Ginns, President of Belmont Capital, Inc. ("Belmont"). A copy of the Belmont Letter is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

            At that meeting, Ginns also indicated that Belmont would undertake a complete strategic and operational examination of Datametrics immediately upon the election of the new Board of Directors.
Belmont is a financial and management advisory firm.

            Except as set forth above, the members of the Group do not, at this time, have any specific plans or proposals which would result in (i) the acquisition or disposition by any person of securities or additional securities of Datametrics; (ii) any extraordinary corporate transaction such as a merger or reorganization involving Datametrics or any of its subsidiaries; (iii) any sale or transfer of a material amount of the assets of Datametrics or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of Datametrics; (v) any material change in Datametrics' business or corporate structure; (vi) any changes in Datametrics' charter or by-laws which may impede the acquisition or control of Datametrics by any person; or (vii) causing the Common Stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

            Subject to applicable laws and regulations, the members of the Group may increase their respective holdings through open market purchases, or otherwise, but reserve their right to dispose of all or any portion of their Common Stock on terms and at prices determined by them. Whether any of the members of the Group purchase any additional Common Stock, and the amount and timing

CUSIP No.  0002380851                                    Page 13 of 21 Pages




of any such purchases, will depend on their respective continuing assessment of pertinent factors, including without limitation the following: the availability of Common Stock for purchase at particular price levels; Datametrics' business and prospects; other business and investment opportunities available to the members of the Group; economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of Datametrics; the availability and nature of opportunities to dispose of the Common Stock held by the members of the Group; and other plans and capital requirements of the members of the Group. In addition, the members of the Group may determine, individually or collectively, to take action with third parties, including other holders of Common Stock and/or interested third parties to seek via tender offer, exchange offer, proxy contest, consent solicitation or otherwise, to acquire control of Datametrics and/or its assets. Depending upon its assessment of those factors from time to time the members of the Group may, individually or collectively, modify their present intentions as started in this
Item 4, including determining to dispose of some or all of Common Stock held by them.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The information set forth in Item 5 of the Haber 13D remains unchanged, except that Haber is the beneficial owner of 492,900 shares of Common Stock, which shares represent 4.0% of the outstanding Common Stock. Set forth below is the information required by this Item 5(a) & (b) for the other members of the Group.

            As of the date hereof, Love is the beneficial owner of 540,000 shares of Common Stock. The shares are held in discretionary managed account, including accounts representing 250,000 shares of Common Stock held in Love's personal account. Based on information provided by the management of Datametrics, there are believed to be 12,195,197 shares of Common Stock outstanding. Therefore, Love beneficially owns 4.4% of the Common Stock. Love has the power to vote, direct the vote, dispose of or direct the disposition of the shares of Common Stock that he currently beneficially owns. An additional 250,000 shares of Common Stock are held in advisory accounts over which Love does not have the power to vote, direct the vote, dispose of or direct the disposition thereof. Love disclaims beneficial ownership with respect to such shares of Common Stock.

            As of the date hereof, Friedenberg is the beneficial owner of 294,442 shares of Common Stock. The shares are held in discretionary account over which Friedenberg has investment discretion. Based on information provided by the management of Datametrics, there are believed to be 12,195,197 shares of Common Stock outstanding. Therefore, Friedenberg beneficially owns 2.4% of the Common Stock. Friedenberg has the power to vote, direct the vote, dispose of or direct the disposition of the shares of the Common Stock that he currently beneficially owns.

            As of the date hereof, Ginns does not beneficial own any shares of Common Stock.

CUSIP No.  0002380851                                    Page 14 of 21 Pages




            (c) Below is a list of purchases (sales or dispositions indicated in brackets) of shares of Common Stock by the members of the Group since August 7, 1996, all of which, unless indicated otherwise, were effected through ordinary brokerage transactions on the American Stock Exchange:

                                                           AVERAGE PRICE
   NAME                   DATE       NUMBER OF SHARES        PER SHARE
   ----                   ----       ----------------        ---------

[Friedenberg            08/09/96           4,300              $ 3.000]
 Haber                  08/12/96             600                2.750
 Haber                  08/12/96             600                2.750
 Haber                  08/15/96             500                2.906
 Haber                  08/15/96             500                2.906
 Haber                  08/15/96           1,000                2.813
 Haber                  08/15/96           1,000                2.813
 Haber                  08/16/96             850                2.625
 Haber                  08/16/96             850                2.625
 Haber                  08/23/96           5,000                2.125
 Haber                  08/23/96           5,000                2.125
 Haber                  08/30/96           1,500                2.354
 Haber                  08/30/96           1,500                2.354
 Haber                  09/11/96             750                1.625
 Haber                  09/11/96             750                1.625
[Friedenberg            09/12/96           5,000                2.250]
[Haber                  09/13/96             500                1.875]
[Haber                  09/13/96             500                1.875]
[Friedenberg            09/16/96           2,700                2.000]
[Friedenberg            09/17/96          10,000                1.813]
 Haber                  09/17/96           1,000                1.500
 Haber                  09/17/96           1,000                1.500
[Friedenberg            10/01/96             900                1.750]
[Friedenberg            10/02/96             600                1.750]
 Friedenberg            10/03/96             100                1.750

CUSIP No.  0002380851                                    Page 15 of 21 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As referenced in Item 4, a copy of the Belmont Letter is attached as
Exhibit 2 hereto and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The statement required by Rule 13d-(f)(1) for persons filing joint statements on Schedule 13D as to the Group is filed herewith as Exhibit 1. A copy of the Belmont Letter referred to in Item 4 is filed herewith as Exhibit 2.

CUSIP No.  0002380851                                    Page 16 of 21 Pages




                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date: October 7, 1996                                  /S/ JAMES HABER
                                                  --------------------------
                                                       James Haber


                                                       /S/ RICHARD J. LOVE
                                                  --------------------------
                                                       Richard J. Love


                                                      /S/ DOUGLAS S. FRIEDENBERG
                                                  --------------------------
                                                       Douglas S. Friedenberg


                                                      /S/ DANIEL P. GINNS
                                                  --------------------------
                                                       Daniel P. Ginns

CUSIP No.  0002380851                                    Page 17 of 21 Pages




                                    EXHIBIT 1

            The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:    October 7, 1996



                                                      /S/ JAMES HABER
                                                  --------------------------
                                                       James Haber


                                                      /S/ RICHARD J. LOVE
                                                  --------------------------
                                                       Richard J. Love


                                                      /S/ DOUGLAS S. FRIEDENBERG
                                                  --------------------------
                                                       Douglas S. Friedenberg


                                                      /S/ DANIEL P. GINNS
                                                  --------------------------
                                                       Daniel P. Ginns

CUSIP No.  0002380851                                    Page 18 of 21 Pages




                                    EXHIBIT 2

                              BELMONT CAPITAL, INC.
                                 62 HAMPTON ROAD
                            CHATHAM, NEW JERSEY 07928
                               TEL: (201) 701-0612
                               FAX: (201) 701-0612

October 4, 1996

The Board of Directors
Datametrics Corporation
21135 Erwin Street
Woodland Hills, CA  91367
Attn:  Mr. Sidney E. Wing
       Chief Executive Officer

As you know, we met on September 27, 1996 to discuss the current business and financial situation of Datametrics corporation (the "Company"), together with a shareholder group representing a substantial portion of the Company. That shareholder group which has retained Belmont Capital, Inc. ("Belmont Capital") made several proposals to you which we understand you will present to the Board of Directors of the Company on Monday, October 7, 1996.

It was explained to you that at this stage in the history of the Company, our group believes that a new Board of Directors together with current management will provide a fresh perspective as well as new financial and business resources which will inure greatly to the benefit of all shareholders of the Company. As part of this strategy to enhance shareholder value, we have indicated to you that we seek your continued support and participation as part of our team in effecting a smooth transition by, among other things, (i) seeking the resignation of the current Board of Directors; (ii) electing new Members to the Board of Directors who enjoy the support and confidence of our group; and (iii) implementing new business initiatives. Our overriding goal is to maximize shareholder value.

Copies of biographies of the four individuals we would have elected to the Board of Directors of the Company are entered as Schedule A.

We have also indicated to you that Belmont Capital will undertake a complete strategic and operational examination of the Company immediately upon the election of the new Board of Directors. As we explained to you, Belmont Capital is a financial and management advisory firm that brings together an experienced and seasoned team (selected biographies are attached to this letter)

CUSIP No.  0002380851                                    Page 19 of 21 Pages




of management, operations, financial and investor relation professionals whose mission it is (i) to analyze, evaluate and review a company's current operations, (ii) to examine and appraise various business and strategic alternatives available to a company, and, (iii) to prepare a report which sets forth the results of Belmont Capital's analysis as well as proposed corporate actions and recommendations. As you know, Belmont Capital has been asked to be part of the strategic revival of the Company by the shareholder group.

Belmont Capital's approach to corporate strategy is both pragmatic and well-disciplined. We examine and evaluate a company's strategic position from both an internal and external point of view. Accordingly, we assess a company's business mission and corporate actions in light of financial and human resources, product positioning and market acceptance, competitive conditions, technological change and the regulatory environment. We appraise the breadth of a company's suppliers, clients and competition to address the needs of the market place, deal with and anticipate continuing threats to the success of a company, and uncover sources of potential strategic alliances. It is our practice that no opportunity be ignored and no threat be dismissed out of hand.

We spend a great deal of time with management, employees and outside service providers to evaluate areas of distinctive competence and unique expertise. We seek to identify strengths and weaknesses within the context of exploiting a company's competitive advantages and realizing areas which should be redressed. We are operationally oriented and undertake a thorough review of a company's manufacturing, purchasing, inventory and logistical practices to pinpoint areas of inefficiencies which by definition reduce gross margins.

From a financial point of view, we appraise a company's capital structure and funding needs, its asset and liability management practices, and its cost control and auditing procedures. When required, we have provided and/or identified financial resources to assist company's in achieving their goals.

CUSIP No.  0002380851                                    Page 20 of 21 Pages




We are confident that you will agree that our plan of action is carefully designed and structured to maximize shareholder value. We trust that you agree that the resignation of the current Board of Directors (except for Mr. Wings resignation) is a necessary first step in providing a smooth transition to a new Board of Directors which we believe is clearly in the best interest of all shareholders.

Very truly yours,


/S/ DANIEL P. GINNS
------------------------------
Daniel P. Ginns
President

DPG/ws

Enclosure

cc:  Douglas Friedenberg
     James Haber
     Adrien Maught
     Martin Weisberg, Esq.

CUSIP No.  0002380851                                    Page 21 of 21 Pages



                                   SCHEDULE A

DOUGLAS S. FRIEDENBERG (45) has been President of Firebird Capital Management since 1993, managing two hedge funds. This work has included active participation in corporate restructuring when necessary. He has also written a regular column for HEDGE FUND REVIEW, an industry publication read by much of the hedge fund community.

In 1991, Mr. Friedenberg co-founded and became President of Unicorn Capital Management, a hedge fund manager.

From 1983 to 1991, he managed investor portfolios for Morgan Stanley. He specialized in convertible bonds and other derivative securities. Mr. Friedenberg also developed expertise in tax-advantaged investments for corporate cash management, related largely to hedged dividend capture.

DANIEL P. GINNS (46) is President of Belmont Capital, Inc., an investment, management and financial advisory company. He was President of American Bridge Capital Services Incorporated, a short-term finance investment company, and its predecessor partnership, American Bridge Finance Limited Partnership from 1985 to 1991. Mr. Ginns also held the position of Senior Vice President of Corporate Finance of Moseley Securities from 1985 to 1988 and was named head of Corporate Finance of Moseley Securities in 1987. Prior to his work at Moseley Securities, Mr. Ginns worked in the corporate finance department of Warburg Paribas Becker, Inc. from 1980 to 1984 and as a financial advisor to Nissho Iwai Corporation in Tokyo, Japan from 1978 to 1980. Mr. Ginns has considerable experience in management restructurings, public offerings and private placements for a wide range of small to medium-sized companies.

ADRIEN A. MAUGHT (47) is currently President of the Adrien A. Maught Company, a consulting firm which as provided production and operations management to manufacturing, service and industrial companies for the past twenty years. He is also President and Chief Executive Officer of Park Plaza, Inc. From 1976 to 1980, Mr. Maught was Senior Vice President of OMI, a diversified international oil field supplies and environmental protection company. Prior to that experience, he spent several years with Frank B. Hall & Company and Johnson & Higgins, Inc. in various capacities within the insurance industry. Mr. Maught has spent considerable time working overseas in various marketing and finance positions.

JAMES HABER (33) is the sole General Partner of Infiniti Investment Fund, L.P. an investment partnership founded in 1991. Infiniti Investment Fund, L.P. is engaged in a wide range of investment activities of public traded securities. Since 1993, Mr. Haber has also served as the Trading Manager of Tendencia Overseas Fund, Ltd., an investment fund which is engaged in investment activities similar to those of Infiniti Investment Fund, L.P.

From 1985 to 1990, he was a financial consultant for Merrill Lynch where he was involved in various trading and financial management positions involving a broad spectrum of investment vehicles.